Exhibit 99.1
This document contains certain supplemental financial information, described in the following notes, which has been determined by methods other than Accounting Principles Generally Accepted in the USA (“GAAP”) that management uses in its analysis of the Company’s performance. The Company’s management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the Company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry.
Supplemental Performance Measurements — Average Tangible Assets, Average Tangible Equity and Tangible Book Value.
The information below provides specific definition of non-GAAP measurements utilized in our overview schedule under the financial summary section of Item 2. — Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Return on average tangible assets and return on average tangible equity are computed, on an annualized basis, as follows:
Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.
Return on average tangible equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders’ equity less average goodwill and average identifiable intangible assets.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
(dollars in thousands)	2006	2005	2006	2005

Net Income, as Reported	$203,108	$237,296	$634,052	$738,397
Add: Amortization of Identifiable Intangible Assets, Net of Taxes	5,936	5,982	17,720	17,854

Net Income, as Adjusted	$209,044	$243,278	$651,772	$756,251

Average Total Assets	$59,193,751	$58,731,915	$58,329,760	$60,134,351
Less: Average Goodwill	5,918,111	5,885,957	5,918,115	5,884,029
Less: Average Identifiable Intangible Assets	93,056	128,882	101,818	138,103

Average Total Tangible Assets	$53,182,584	$52,717,076	$52,309,827	$54,112,219

Average Stockholders’ Equity	$9,186,913	$9,293,861	$9,068,415	$9,161,643
Less: Average Goodwill	5,918,111	5,885,957	5,918,115	5,884,029
Less: Average Identifiable Intangible Assets	93,056	128,882	101,818	138,103

Average Total Tangible Stockholders’ Equity	$3,175,746	$3,279,022	$3,048,482	$3,139,511

Return on Average Tangible Assets	1.56%	1.83%	1.67%	1.87%
Return on Average Tangible Stockholders’ Equity	26.12%	29.43%	28.59%	32.21%

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TANGIBLE BOOK VALUE
Tangible book value is calculated by dividing period end stockholders’ equity, less period end goodwill and identifiable intangible assets, by period end shares outstanding.

	September 30,	September 30,
(in thousands, except per share amounts)	2006	2005
TANGIBLE BOOK VALUE
Period End Stockholders’ Equity	$9,258,107	$9,264,545
Less: Period End Goodwill	5,918,116	5,914,562
Less: Period End Identifiable Intangible Assets	87,513	123,334

Period End Tangible Stockholders’ Equity Less Intangibles	$3,252,478	$3,226,649

Period End Shares Outstanding	466,120	477,967
Tangible Book Value	$6.98	$6.75

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